YY Inc.

Building 3-08

Yangcheng Creative Industry Zone

No. 309 Huangpu Avenue Middle

Tianhe District, Guangzhou 510655

The People’s Republic of China

September 15, 2015

VIA EDGAR

Mark P. Shuman, Legal Branch Chief

Mitchell Austin, Staff Attorney

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	YY Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 20-F”)
Filed April 21, 2015
File No. 000-35729

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated September 10, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 20-F. The “Company,” as used in this letter, refers to YY Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview, page 75

1.	In future filings, please consider expanding your overview section to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short- and long-term and the actions that you are taking to address these opportunities, challenges and risks. For example, we note that revenues derived from your mobile applications now appear to account for a material portion of your revenues and that your gross margin has declined as a result of the growth of your lower margin, user-generated content business lines. For additional guidance, consider Section III.A of SEC Release No. 33-8350.

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The Company respectfully acknowledges the Staff’s comment and hereby undertakes to endeavor to expand the overview section in future form 20-F filings to include, to the extent appropriate, additional discussion and analysis of the material opportunities, challenges and risks on which the Company's executives are most focused for both the short-term and long-term and the actions that the Company is taking/plans to take to address those opportunities, challenges and risks.

Item 19. Exhibits

2.	The consent of Conyers Dill & Pearman, filed as Exhibit 15.1, does not consent to the incorporation of the summary of the firm´s opinion and the use of the firm’s name in the Form S-8 filed March 6, 2013 (File No. 333-187074). Please revise or advise.

In response to the Staff’s comment, the Company proposes to file an amendment to the 2014 20-F to amend the consent by Conyers Dill & Pearman contained in Exhibit 15.1 therein to include consent to the incorporation of the summary of the firm's opinion and the use of the firm's name in the Form S-8 filed March 6, 2013 (File No. 333-187074). The revised opinion will contain the following consent paragraph (added consent language in italics and underlined):

"We consent to the filing of this letter as an exhibit to the annual report of the Company on Form 20-F with the U.S. Securities Exchange Commission and to the inclusion therein of the reference to our name on page 79 of the annual report under the heading "Taxation—Cayman Islands" in the form and context in which they appear, and further consent to the incorporation by reference of the summary of our opinion under this heading ("Taxation—Cayman Islands") in the form and context in which they appear into the Company's registration statement on Form S-8 (No. 333-187074) that was filed on March 6, 2013."

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The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 20-F, please contact the undersigned at +86 20 2916-2288 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Eric He
Eric He
Chief Financial Officer

cc:	Jun Lei, Chairman of the Board and Director, YY Inc.
David Xueling Li, Chief Executive Officer and Director, YY Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

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